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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                DTM CORPORATION
                           (Name of Subject Company)


                                DTM CORPORATION
                     (Names of Person(s) Filing Statement)


                   COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (Title of Class of Securities)

                                  23333 L 103
                     (CUSIP Number of Class of Securities)

                             JOHN S. MURCHISON, III
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                DTM CORPORATION
                          1611 HEADWAY CIRCLE, BLDG. 2
                              AUSTIN, TEXAS 78754
                           TELEPHONE: (512) 339-2922
                           FACSIMILE: (512) 339-0634

                                with a copy to:
                             J. MATTHEW LYONS, P.C.
                        BROBECK, PHLEGER & HARRISON LLP
                             4801 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                           TELEPHONE: (512) 330-4000
                           FACSIMILE: (512) 330-4001


(Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                        AMENDMENT NO. 6 TO SCHEDULE 14D-9

         This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 1, 2001 and amended on May 16, 2001, May 22, 2001, May 25, 2001, June 7, 2001 and June 19, 2001 by DTM
Corporation, a Texas corporation, relating to a tender offer commenced by Tiger Deals, Inc., an indirect wholly owned subsidiary of 3D Systems Corporation, on April 30, 2001 to purchase all of our outstanding shares of common stock. On July 6, 2001, 3D Systems and Tiger Deals filed an Amendment No. 6 to the Schedule TO with the SEC.

         The information in the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to
Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001 and Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 6, except as otherwise set forth below. You should read this amendment together with the Schedule 14D-9 we filed on May 1, 2001, Amendment No. 1 to Schedule 14D-9 we filed on May 16, 2001, Amendment No. 2 to Schedule 14D-9 we filed on May 22, 2001, Amendment No. 3 to Schedule 14D-9 we filed on May 25, 2001, Amendment No. 4 to Schedule 14D-9 we filed on June 7, 2001 and Amendment No. 5 to Schedule 14D-9 we filed on June 19, 2001.

Item 8.  Additional Information.

         Item 8 of the Schedule 14D-9/A we filed on June 19, 2001 is amended by amending and supplementing the subsection entitled "Antitrust Matters" with the following information:

     Antitrust Matters

         On June 20, 2001, we executed a letter agreement with 3D Systems and Tiger Deals pursuant to which we agreed not to exercise our right to terminate the merger agreement under Section 9.1(b)(1)(y) of such agreement prior to midnight Eastern Daylight time on July 10, 2001, in order to induce 3D Systems to extend the offer to such date. We would otherwise have been entitled to exercise this termination right commencing on July 5, 2001, the date which is 65 days following the commencement of the offer. This letter agreement is filed as
Exhibit 25 to this Amendment No. 6 to Schedule 14D-9 and we incorporate it by reference.

         On July 5, 2001, 3D Systems extended the offer until 12:00 midnight, New York City time, on Tuesday, July 24, 2001. The full text of the joint press release we issued with 3D Systems on July 5, 2001 announcing the extension of the offer is filed as Exhibit 26 to this Amendment No. 6 to Schedule 14D-9 and we incorporate it by reference. In order to induce 3D Systems to extend the offer to such date, we executed a letter agreement with 3D Systems and Tiger Deals pursuant to which we agreed not to exercise our right to terminate the merger agreement under Section 9.1(b)(1)(y) of such agreement prior to midnight Eastern Daylight time on July 24, 2001. We would otherwise have been entitled to exercise this right commencing on July 11, 2001.

This letter agreement is filed as Exhibit 28 to this Amendment No. 6 to Schedule 14D-9 and we incorporate it by reference.


                  [Remainder of page intentionally left blank]

ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9/A we filed on June 19, 2001 is hereby amended and restated as follows:

Exhibit Number                 Description

             1. Offer to Purchase dated April 30, 2001 (incorporated herein by reference to Exhibit
                               (a)(1)(i) to the Schedule TO filed by 3D Systems on April 30, 2001).

             2. Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on April 30, 2001).

             3. Agreement and Plan of Merger dated as of April 2, 2001 by and among DTM Corporation, 3D Systems Corporation and Tiger Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by DTM Corporation on April 6, 2001).

             4. Confidentiality Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             5. Exclusivity Letter Agreement dated March 17, 2001 between DTM Corporation and 3D Systems (incorporated herein by reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             6. Opinion of Hoak Breedlove Wesneski & Co. dated April 2, 2001 (incorporated herein by reference to Exhibit 6 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             7. Item 11 "Executive Compensation" and Item 13 "Certain Relationships and Related Transactions" of DTM Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 19, 2001, as amended by the Form 10-K/A filed by DTM Corporation on April 23, 2001 (incorporated by reference herein).

             8. Article VIII from DTM Corporation's Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             9. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and DTM Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             10. Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and John S. Murchison, III (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             11. Severance Agreement dated March 30, 2001 by and between DTM Corporation and John S. Murchison, III (incorporated herein by reference to Exhibit
                               10.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             12. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Geoffrey W. Kreiger (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             13. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Patrick Lordi (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             14. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Kevin McAlea (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             15. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Ronald K. Skaggs (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             16. Joint press release issued on April 3, 2001 by 3D Systems Corporation and DTM Corporation (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             17. Complaint captioned Spinner v. Goldstein dated April 6, 2001 against DTM Corporation, certain of its directors and 3D Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             18. Amendment and Supplement to Offer to Purchase dated May 15, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

             19. Amendment No. 1 to Agreement and Plan of Merger dated May 15, 2001 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

             20.               First amended complaint captioned Spinner v.
                               Goldstein dated May 2, 2001 against DTM
                               Corporation, certain of its directors and 3D
                               Systems.

             21. Loan and Security Agreement dated May 21, 2001 by and among U.S. Bank National Association, 3D Systems and other signatories (incorporated by reference to Exhibit (b)(1) to the Schedule TO/A filed by 3D Systems on May 21, 2001).

             22. Press release issued by 3D Systems on May 25, 2001 (incorporated herein by reference to Exhibit
                               (a)(1)(xi) to the Schedule TO/A filed by 3D
                               Systems on May 25, 2001).

             23. Joint press release issued by 3D Systems and DTM Corporation on June 6, 2001 (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule TO/A filed by 3D Systems on June 7, 2001).

             24. Joint press release issued by 3D Systems and DTM Corporation on June 18, 2001 (incorporated by reference to Exhibit (a)(1)(xiii) to the Schedule TO/A filed by 3D Systems on June 19, 2001).

             25.* Letter agreement dated June 20, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

             26. Joint press release issued by 3D Systems and DTM Corporation on July 5, 2001 (incorporated by reference to Exhibit (a)(1)(xiv) to the Schedule TO/A filed by 3D Systems on July 6, 2001).

             27.               [Intentionally omitted]

             28.* Letter Agreement dated July 5, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

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* Filed herewith.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 2001

                                     DTM CORPORATION


                                     By:  /s/  JOHN S. MURCHISON, III
                                          -----------------------------------
                                          John S. Murchison, III
                                          Chief Executive Officer and President

                                INDEX TO EXHIBIT

        Exhibit Number         Description
        --------------         -----------
             1.                Offer to Purchase dated April 30, 2001
                               (incorporated herein by reference to Exhibit
                               (a)(1)(i) to the Schedule TO filed by 3D Systems
                               on April 30, 2001).

             2. Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule
                               TO filed by 3D Systems on April 30, 2001).

             3.                Agreement and Plan of Merger dated as of April 2,
                               2001 by and among DTM Corporation, 3D Systems
                               Corporation and Tiger Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current
                               Report on Form 8-K filed by DTM Corporation on
                               April 6, 2001).

             4. Confidentiality Agreement dated March 17, 2001 between DTM Corporation and 3D Systems
                               (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             5. Exclusivity Letter Agreement dated March 17, 2001 between DTM Corporation and 3D Systems
                               (incorporated herein by reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             6.                Opinion of Hoak Breedlove Wesneski & Co. dated
                               April 2, 2001 (incorporated herein by reference to Exhibit 6 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             7.                Item 11 "Executive Compensation" and Item 13
                               "Certain Relationships and Related Transactions" of DTM Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed on March 19, 2001, as amended by the Form 10-K/A filed by DTM Corporation on April 23, 2001
                               (incorporated by reference herein).

             8.                Article VIII from DTM Corporation's Amended and
                               Restated Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule
                               14D-9 filed by DTM on May 1, 2001).

             9.                Tender and Voting Agreement dated as of April 2,
                               2001 by and among 3D Systems Corporation, Tiger
                               Deals, Inc. and DTM Acquisition Company, L.P.
                               (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             10.               Tender and Voting Agreement dated as of April 2,
                               2001 by and among 3D Systems Corporation, Tiger
                               Deals, Inc. and John S. Murchison, III
                               (incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             11. Severance Agreement dated March 30, 2001 by and between DTM Corporation and John S. Murchison,
                               III (incorporated herein by reference to Exhibit
                               10.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             12. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Geoffrey W. Kreiger
                               (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             13. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Patrick Lordi
                               (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             14. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Kevin McAlea
                               (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             15. Severance Agreement dated March 30, 2001 by and between DTM Corporation and Ronald K. Skaggs
                               (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             16.               Joint press release issued on April 3, 2001 by 3D
                               Systems Corporation and DTM Corporation
                               (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

             17.               Complaint captioned Spinner v. Goldstein dated
                               April 6, 2001 against DTM Corporation, certain of its directors and 3D Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1, 2001).

             18. Amendment and Supplement to Offer to Purchase dated May 15, 2001 (incorporated by reference to Exhibit (a)(1)(ix) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

             19. Amendment No. 1 to Agreement and Plan of Merger dated May 15, 2001 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO/A filed by 3D Systems on May 15, 2001).

             20.               First amended complaint captioned Spinner v.
                               Goldstein dated May 2, 2001 against DTM
                               Corporation, certain of its directors and 3D
                               Systems.

             21. Loan and Security Agreement dated May 21, 2001 by and among U.S. Bank National Association, 3D
                               Systems and other signatories (incorporated by reference to Exhibit (b)(1) to the Schedule TO/A filed by 3D Systems on May 21, 2001).

             22.               Press release issued by 3D Systems on May 25,
                               2001 (incorporated herein by reference to Exhibit
                               (a)(1)(xi) to the Schedule TO/A filed by 3D
                               Systems on May 25, 2001).

             23.               Joint press release issued by 3D Systems and DTM
                               Corporation on June 6, 2001 (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule
                               TO/A filed by 3D Systems on June 7, 2001).

             24.               Joint press release issued by 3D Systems and DTM
                               Corporation on June 18, 2001 (incorporated by reference to Exhibit (a)(1)(xiii) to the Schedule
                               TO/A filed by 3D Systems on June 19, 2001).

             25.* Letter agreement dated June 20, 2001 by and among DTM Corporation, 3D Systems and Tiger Deals.

             26.               Joint press release issued by 3D Systems and DTM
                               Corporation on July 5, 2001 (incorporated by reference to Exhibit (a)(1)(xiv) to the Schedule
                               TO/A filed by 3D Systems on July 6, 2001).

             27.               [Intentionally omitted]

             28.*              Letter Agreement dated July 5, 2001 by and among
                               DTM Corporation, 3D Systems and Tiger Deals.

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* Filed herewith.